SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	033-25900
CUSIP NUMBER	043509108

[X]  Form 10-K     [  ]  Form 20-F     [  ]  Form 11-K     [  ]  Form 10-Q     [  ]  Form NSAR     [  ]  Form N-CSR

For the period ended: February 28, 2007

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Ascendia Brands, Inc. 100 American Metro Boulevard, Suite 108 Hamilton, New Jersey 08619

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X]

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 could not be filed within the prescribed time period because the Registrant requires additional time to complete the review of the complex accounting for changes to its convertible debt in accordance with EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities for the fiscal year ended February 28, 2007.

The Registrant intends to file the Annual Report on Form 10-K within the prescribed period allowed by Rule 12-25 promulgated under the Securities Exchange Act of 1934, as amended, although there can be no assurance that this will prove to be the case.

Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

John D. Wille	609	219-0930

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
[X] Yes     [  ] No
If the answer is no, identify report(s):

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  See attached.

Ascendia Brands, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2007	By:	/s/ Steven R. Scheyer Steven R. Scheyer Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ASCENDIA BRANDS, INC.

Attachment A

As preparation of the Company’s financial statements are not yet complete, as described in Part III, all amounts and percentages described below are estimates as of the date of the filing of the attached Form 12b-25.

Year Ended February 28, 2007 Compared to the Year Ended February 28, 2006

Net Sales

Net sales for the year ended February 28, 2007 increased by $20.1 million (25.3 percent) compared to prior year (from $79.5 million to $99.6 million). Net sales were favorably impacted by the Company’s acquisition of the former Playtex brands in November 2005 which contributed $36.2 million to current year net sales compared to $13.1 million in the prior year. In addition, the February 9, 2007 acquisition of the former Coty brands contributed $3.6 million to current year net sales compared to zero in the prior year.

Gross Profit

Consolidated gross profit increased to $14.6 million for the year ended February 28, 2007 compared to $5.3 million for the year ended February 28, 2006. As a percentage of net sales, the gross profit margin was 14.7 percent in the current year compared to 6.6 percent in the prior year. The acquired Playtex brands contributed $11.7 million to current year gross profit compared to $1.0 million in the prior year. The acquired Coty brands contributed $1.3 million to current year gross profit compared to zero in the prior year. The current year gross profit includes $.9 million expense from the step-up in the value of the acquired Coty inventory as part of the purchase price allocation, in accordance with SFAS No.142. The current year was also negatively impacted by $1.2 million in additional inventory reserves established against the acquired Playtex assets. Prior year gross profit included $3.7 million expense from the step-up in the value of the acquired Playtex inventory, in accordance with SFAS No. 141.

Selling, General and Administrative Expenses

SG&A increased by $13.3 million, from $14.1 million for the year ended February 28, 2006 to $27.4 million for the year ended February 28, 2007. The major factors contributing to the increase in SG&A compared to prior year were:

($ Millions)
Playtex asset impairment charge	1.8
Playtex intangible amortization	2.2
Executive sign on bonus	2.0
Incremental Playtex sales and marketing	1.9
Coty TSA costs	.6
Stock compensation expense	2.0
Legal, audit, transaction fees	2.0
Executive bonus	.8

Loss from Continuing Operations

The Company is unable at this time to predict its loss from continuing operations for the year ended February 28, 2007 due to the previously stated uncertainty surrounding the accounting for convertible debt.

Loss from Discontinued Operations

As a result of the Company’s decision to divest of its wireless application development division, it has categorized the results of Cenuco, Inc. as discontinued operations in 2007 and restated the previously reported 2006 results to be on a consistent basis. For the year ended February 28, 2007 the loss from discontinued operations includes the write-off of both the remaining goodwill of $14.6 million and the net book value of the acquired software of $5.2 million. For the year ended February 28, 2006 the loss from discontinued operations includes a goodwill impairment charge of $35.1 million.

A-1